SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                   (Under the Securities Exchange Act of 1934)

                                 Unistone, Inc.
                                (Name of Issuer)

                               Common Voting Stock
                         (Title of Class of Securities)

                                    904653102
                                 (CUSIP Number)

Travis Jenson, 5525 South 900 East, Suite 110, Salt Lake City, UT 84117, (801-262-8844)
(Name, Address and Telephone Number of Person Authorized to Receive Notices)

                        September 21, 1999
    (Date of Event which Requires Filing of this Statement)

     1.   Jenson Services, Inc., and Duane S. Jenson

     2.   (a) X.

          (b)__ .

     3.   _____________________________________________________________________
                          (SEC use only)

     4.   WC.

     5.   None; Not Applicable.

     6.   Utah.

     Number of Shares         7.   Sole Voting Power, Duane S. Jenson: 3,218
     Beneficially Owned       8.   Shared Voting Power: Duane S. Jenson and
     by each reporting person      Jenson Services, Inc. 6,190,218*.
                              9.   Sole Dispositive Power,
                                   Duane S. Jenson: 3,218.
                              10.  Shared Dispositive Power, Duane S. Jenson and
                                   Jenson Services, Inc.: 6,190,718*.

     *Duane S. Jenson may be deemed the beneficial owner of these shares due to his relationship with Jenson Services, Inc. Mr. Duane S. Jenson is President and owner of Jenson Services, Inc.

     11.  Duane S. Jenson                    3,218
          Jenson Services, Inc.              6,187,500*.
          Total Shares Beneficially owned
               by Mr. Duane S. Jenson        6,190,718


     *Duane S. Jenson may be deemed the beneficial owner of these shares due to his relationship with Jenson Services, Inc. Mr. Duane S. Jenson is President and owner of Jenson Services, Inc.


     12. ____(No shares are excluded in the numerical or percentage computations herein).

     13.  94.5%.

     14.  Jenson Services, Inc., CO,
          Duane S. Jenson, IN.

     Item 1.   Unistone, Inc., a Delaware corporation (SEC
File No. 0-18317 (the "Company"); 5525 South 900 East, Suite 110, Salt Lake City, Utah 84117, $0.001 par value common voting stock.

     Item 2.   (a)  Jenson Services, Inc., a Utah corporation, and Duane S.
                    Jenson. Mr. Duane S. Jenson is President and owner of Jenson Services, Inc., a Utah corporation
               (b)  5525 South 900 East, Suite 110, Salt Lake City, Utah 84117.
               (c)  Same as (b).
               (d)  None; Not Applicable.
               (e)  None; Not Applicable
               (f)  U.S.

     Item 3.   Working capital.

     Item 4.   The purpose of the transaction was investment only.

     Item 5. (a) Jenson Services,  Inc.           6,187,500*
                 Duane S. Jenson                      3,218
                 Total shares beneficially
                    owned by Duane S. Jenson      6,190,218

     *Mr. Jenson may be deemed the beneficial owner of these shares due to his relationship with Jenson Services, Inc,. Mr. Jenson is president and owner of Jenson Services, Inc.

             (b) Sole Voting  Power,  Duane S. Jenson:  3,218 shares;
Shared Voting Power, Jenson Services, Inc., and Duane S. Jenson: 6,190,718; Sole Dispositive Power, Duane S. Jenson: 3,218 shares; and Shared Dispositive Power, Duane S. Jenson and Jenson Services, Inc.: 6,190,218.

             (c) None.

             (d) None; not applicable. (e) Not applicable.

     Item 6.   None.

     Item 7.   Not applicable.

     After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      JENSON SERVICES, INC.


Dated:
       --------                       --------------------
                                      Duane S. Jenson
                                      President, Jenson Services, Inc.



Date:
      --------                       --------------------
                                     Duane S. Jenson